3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA  19103-2799

215.981.4000

Fax 215.981.4750

John P. Falco

direct dial:  215.981.4659

direct fax:  866.422.2114

falcoj@pepperlaw.com

September 18, 2014

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn:   James E. O’Connor, Senior Counsel

Re:                                                     StoneCastle Financial Corp. (the “Company”)
1940 Act File No. 811-22853
1933 Act File No. 333-197689

Dear Mr. O’Connor:

On behalf of the Company, transmitted herewith for filing is Pre-Effective No. 1 to the Company’s registration statement on Form N-2 (the “Amendment”) under the Securities Act of 1933, as amended (the “1933 Act”).  The Amendment also constitutes Amendment No. 7 to the Company’s registration statement under the Investment Company Act of 1940, as amended.  The Amendment is being filed to respond to the comments of the Securities and Exchange Commission’s staff (the “Staff”) on the Company’s registration statement on Form N-2 filed with the Commission on July 29, 2014 (the “Registration Statement”), which were provided to the Company in your letter dated August 28, 2014 (the “Written Comments”).  This letter also responds to the oral comments to the Registration Statement provided by Ms. Christina DiAngelo Fettig, Senior Staff Accountant, on August 18, 2014 (the “Oral Comments”).

We appreciate the opportunity to address the Staff’s comments regarding certain disclosure in the Registration Statement.  We have organized this letter by setting forth the Staff’s comments in italicized text followed by the Company’s response.

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Philadelphia	Boston	Washington, D.C.	Los Angeles	New York	Pittsburgh

Detroit	Berwyn	Harrisburg	Orange County	Princeton	Silicon Valley	Wilmington

www.pepperlaw.com

WRITTEN COMMENTS

Prospectus

Front Cover

1.              In the subsection, “Investment Strategy,” the prospectus states that “we may indirectly invest in securities issued by banks through structured securities and credit derivatives.  We expect that these indirect investments would provide exposure to and focus on the same types of investments that we make in community banking companies….”  Similar disclosure appears on page 1. Subsequent disclosure in the prospectus, i.e., under the captions, “The Company,” on p. 33 and “Derivative Transactions” on pp. 54-56, describes the Fund’s use of derivatives only for hedging purposes.  Please explain this apparent inconsistency.

Response:  The Company may use certain derivative instruments both for hedging and to provide exposure to community banks consistent with its investment objective and strategies.  Accordingly, disclosure under the captions “The Company” on page 33 and “Derivative Transactions” on pages 54-56 have been revised to address the Staff’s comment.

2.              The subsections, “Leverage,” on the cover page and on page 51, state that the Fund may “operate with … repurchase agreements and other borrowings.”  Repurchase agreements are generally considered to be loans by the Fund, not borrowings.  Reverse repurchase agreements are considered to be borrowings by the Fund.  Please clarify the disclosure.

Response:  The Prospectus has been revised to address the Staff’s comment.

Investments, page 8

The disclosure refers to issuance of perpetual preferred stock by community banks and states that “approximately $840 million in TARP Preferred issued by approximately 73 institutions remains outstanding.”  However, current reports indicate that a significantly smaller amount of securities remain to be auctioned; e.g., “[T]he U.S. Treasury currently only holds its original investment in 44 financial institutions representing a total outstanding investment of $422 million.” www.bankbryancave.com/tag/tarp-cpp.  Thus, the Fund’s ability to participate in the auction process may be significantly diminished.  Please check the accuracy of the disclosure in this paragraph.

Response:  The Company has revised the disclosure to clarify that TARP Preferred held by the U.S. Treasury is a portion of the outstanding TARP Preferred.  The remaining TARP Preferred is held privately having been acquired through the U.S. Treasury’s auction process.

Risks Related to Our Operations, page 12

1.              Please disclose in this subsection that the TARP preferred in which the Fund will invest is perpetual (i.e., the shares have no maturity date) and the Fund will not be permitted to redeem the shares.

Response:  The Prospectus has been revised to reflect the Staff’s comment.

2.              Please disclose in this subsection that, as described under “Revenues” on page 29, the majority of the new-issue preferred stock in which the Fund will invest will be non-cumulative (i.e., the issuer is under no obligation to pay dividends) and that up to 100% of the Fund’s portfolio may consist of non-cumulative preferred.  In addition, please consider disclosing that many banks are currently under pressure to issue common and non-cumulative preferred to boost their Tier I capital and leverage ratios following the adoption by U.S. regulators of the Basel III accord and that this pressure to increase capital could affect the payment of non-cumulative preferred dividends.

Response:  The Prospectus has been revised with respect to the first sentence of the Staff’s comment regarding investment by the Fund in non-cumulative preferred stock.  With respect to the second sentence of the Staff’s comment, based on publicly available information, the Registrant believes that approximately 95% of community banks that will issue non-cumulative preferred already comply with Basel III’s capital standards. Accordingly, the Company respectfully submits that no revisions to these disclosures in the Prospectus are required at this time.

3.              Please disclose in this subsection the high degree of interest rate risk created by the Fund’s principal investment strategy, described under “Revenues” on page 29, of investing in subordinated or unsecured debt with “maturities in excess of ten years to enable our borrowers to obtain favorable regulatory capital treatment.”

Response:  The Prospectus has been revised to address the Staff’s comment.

4.              Please disclose in this section that there is currently a strong incentive for banks to buy back their TARP preferred because, as disclosed on page 43 of the prospectus, as of 2014 their required dividend rate was increased from 5% to 9%.

Response:  The Prospectus has been revised to address the Staff’s comment.

5.              It appears that, based on the Fund’s financial statements, significant portions of the Fund’s distributions have come from paid-in capital.  Please provide the appropriate disclosure in this section and in the “Distributions” paragraph on page 18.  This disclosure should detail the sources of the cash distributions made by the Fund since its inception according to whether they are attributable to earnings and profits, paid-in capital, borrowings, and temporary expense reductions subject to possible reimbursement.  It must also be disclosed that shareholders have been receiving back their own capital contributions, net of the Fund’s expenses and fees, and that, although not currently taxable, such distributions have the effect of lowering the shareholders’ basis in their shares, which will result in higher tax liability when the shares are sold, even if they have not increased in value or have, in fact, lost value.

Response:  The Prospectus has been revised to reflect the Staff’s comment.

Summary of Company Expenses, page 21

1.              Please provide us with a completed fee table by means of a pre-effective amendment.

Response:  The Prospectus has been revised to reflect the Staff’s comment.

2.              Please disclose how net assets were calculated.  In particular, please disclose whether net assets include the anticipated proceeds of this offering.

Response:  The Prospectus has been revised to reflect the Staff’s comment.

3.              Footnote 4 states that “until November 13, 2014, we have agreed to reduce the management fee otherwise charged at 0.4375% [1.75% annualized] per quarter to 0.375% per quarter (1.5% annualized).  For purposes of calculating our expenses, we have assumed a 1.5% management fee.”  Please assume a 1.75% management fee in the fee table calculations.

Response:  The Prospectus has been revised to reflect the Staff’s comment.

Recent Developments, page 35

It appears that the discussion on page 37 of the Advisor’s agreement to waive certain management fees should have its own heading.

Response:  The Prospectus has been revised to reflect the Staff’s comment.

Management Fee Waiver, page 61

1.              The Fund’s fee waiver and reimbursement agreement is insufficiently described in the prospectus.  Please clarify the following issues.  How is the waiver calculated?  Does it apply to both existing shareholders and those who purchase shares in the current offering?  How is the reimbursement calculated?  How long is the reimbursement period?

Response:  The Prospectus has been revised to address the Staff’s comment.

2.              Please describe specifically the mechanics of the Fund’s waiver and reimbursement agreement.  To the extent relevant, your description should address, in substance, the points addressed in the following description of a hypothetical waiver and reimbursement arrangement.  The language below is not to be regarded, however, as a model for any specific provisions of the Fund’s agreement.  The language below is intended only as an illustration of the degree of precision that should be provided to investors with respect to the provisions of the Fund’s agreement.

The Fund will have a conditional obligation to reimburse the Advisor for any fees waived under the management agreement if (and only to the extent that), during any fiscal quarter occurring within three years of the quarter in which the fee was waived, the sum of the Fund’s net investment company taxable income, net capital gains and the amount of any distributions paid to the Fund on account of the Fund’s investments (to the extent not included in net investment company taxable income or net capital gains) exceeds the distributions paid by the Fund to stockholders; provided:

The Fund will not reimburse the Advisor for management fees waived if the aggregate average annual distributions per share declared by the Fund at the end of such calendar quarter is less than the aggregate average annual distributions per share declared by the Fund at the end of the calendar quarter in which the Advisor waived the management fee to which such reimbursement relates.

Response:  The Prospectus has been revised to address the Staff’s comment.  The Company pays a single management fee to the Advisor that is applied to all shares equally.  The management fee waiver agreement reduces the management fee payable to the Advisor by excluding assets attributable to this offering from those assets used to calculate the management fee.  The Advisor does not have the ability to recoup previously waived fees; however, the amount of the waiver for a particular quarter may be reduced for such quarter to the extent there is an “Excess Net Increase in Net Assets”.

Derivative Transactions, page 54

Please disclose at the end of the subsection on “Interest Rate Derivative Transactions” on page 55 the risks to the Fund if the Advisor is required to register as a commodity pool operator (“CPO”) under the CEA.  That is, the disclosure and operations of the Fund and the Advisor would need to comply with all applicable regulations governing commodity pools and CPOs.  If the Advisor were required to register as a CPO, it would also be required to become a member of the National Futures Association (“NFA”) and be subject to the NFA’s rules and bylaws.  Compliance with these additional registration and regulatory requirements would increase the Fund’s operating expenses directly and indirectly, to the extent that the Advisor’s increased expenses are passed along to the Fund.

Response:  The Prospectus has been revised to reflect the Staff’s comment.

Statement of Additional Information

Investment Restrictions, page S-7

If the Fund may invest in commodities or commodity-based securities to the extent indicated in the third restriction, please disclose, where appropriate, how it intends to comply with the IRS position, published in Rev. Rul. 2006-1, 2006-2 I.R.B. 261, applicable to investment companies, such as the Fund, that have elected tax treatment as “regulated investment companies” under Section 851 of the Internal Revenue Code.  This revenue ruling provides that income from commodity-based securities is not “qualifying income” defined in Section 851(b)(2) of the Code.

Response:   The Statement of Additional Information (“SAI”) has been revised to reflect the Staff’s comments.

ORAL COMMENTS

1.              Consents of the independent registered public accounting firm filed in subsequent amendments to the Company’s registration statement should reference to the 1933 Act file number.

Response:  References to the 1933 Act file number will be included in such consents.

2.              Please update the Financial Highlights in the Prospectus to reflect the semi-annual period ended June 30, 2014.  Also, incorporate by reference the Company’s June 30, 2014 Semi-Annual Report to Stockholders into the SAI.

Response:   The Prospectus and SAI have been revised to reflect the Staff’s comment.

3.              Please provide the completed fee table, when it becomes available, including a line item for acquired fund fees and expenses to the extent necessary.

Response:   The Prospectus has been revised to reflect the Staff’s comment.

4.              To the extent applicable, furnish the information required by Item 4.3 of Form N-2 with respect to senior securities.

Response:  As of December 31, 2013, the Company had not yet issued senior securities; accordingly, information in response to Item 4.3 is not required to be included in the Prospectus.

5.              Under the header, “Management” in the section “Management Agreement — Management Fee,” please provide more detail on the potential reduction in the amount of the management fee for any quarter during the term of the agreement.  On page 61 under Management Fee Waiver, provide disclosure to the effect that the Advisor has no ability to recoup waived amounts.  Include in your response to the Staff how the management fee waiver will be shown in the Company’s financial statements.

Response:  See the Response to the Staff’s Written Comment under the heading “Management Fee Waiver, page 61” above.  Management fees waived will be reported as a separate item in the Company’s financial statements following completion of the offering.

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As requested by the Staff, accompanying this letter as Exhibit A is the “Tandy Letter” signed by an officer of the Company.

Please direct any questions concerning this letter to my attention at 215.981.4659, or in my absence to John Ford, at 215.981.4009.

Very truly yours,

/s/ John P. Falco
John P. Falco

cc:                            Ms. Christina DiAngelo Fettig, Senior Staff Accountant, U.S. Securities and Exchange Commission
Rachel N. Schatten, Esq.
Thomas Friedmann, Esq.
John M. Ford, Esq.

EXHIBIT A

StoneCastle Financial Corp.

152 West 57th Street, 35th Floor

New York, New York 10019

September 18, 2014

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: James E. O’Connor, Senior Counsel

Re:	StoneCastle Financial Corp. (the “Company”)
1940 Act File No. 811-22853
1933 Act File No. 333-197689

Dear Mr. O’Connor:

In connection with the Company’s response to certain written and oral comments received from the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s registration statement on Form N-2 filed with the Commission on July 29, 2014 (the “Registration Statement”), the Company is providing the following, as instructed:

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement, (ii) Commission staff comments or changes to disclosure in response to staff comments in the Registration Statement reviewed by the staff do not foreclose the Commission from taking any action with respect to the Registration Statement, and (iii) the Company may not assert staff comments with respect to the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to John P. Falco of Pepper Hamilton LLP, counsel to the Company, at 215.981.4659.

Very truly yours,

/s/ Rachel N. Schatten
Rachel N. Schatten, Esq.
General Counsel and Chief Compliance Officer

cc:                            Christina DiAngelo Fettig, Senior Staff Accountant, U.S. Securities and Exchange Commission
John P. Falco, Esq.